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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7__ )*

THE STEPHAN CO.

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

858603 10 3

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(CUSIP Number)

ANCORA CAPITAL INC

ATTN: RICHARD BARONE

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 420

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

August 17, 2005

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

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SCHEDULE 13D

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CUSIP NO. 858603 10 3

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA CAPITAL, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

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14

TYPE OF REPORTING PERSON*

HC

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

SCHEDULE 13D

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CUSIP NO. 858603 10 3

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA SECURITIES, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

19820

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

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10

SHARED DISPOSITIVE POWER

19820

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19820

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.45

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14

TYPE OF REPORTING PERSON*

BD

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

SCHEDULE 13D

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CUSIP NO. 858603 10 3

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

172901

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

122000

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

172901

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10

SHARED DISPOSITIVE POWER

122000

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

294901

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.72

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14

TYPE OF REPORTING PERSON*

IA

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

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D’s filed by the undersigned on July 22, 2004, August 16, 2004, September 8, 2004, December 30, 2004, May 18, 2005 and August 1, 2005. This Amendment No. 7 amends the Schedule 13D as specifically set forth.

Item 4.

Purpose of Transaction

Item 4 is hereby replaced with the following:

“The Filing Persons (“Ancora”) acquired shares to establish investment positions in the Issuer (“Stephan” or the “Company”). Subject to market conditions and other factors, Ancora may purchase additional shares, maintain their present ownership of shares or sell some or all of the shares.

Ancora is supportive of a Board composition recently proposed by Mr. Ferola and agreed to by us. Mr. Ferola has agreed to use his best efforts to nominate three representatives to the Board of Directors of the Issuer based on the recommendation of Ancora. Our three representatives would include Richard Barone, Chairman of Ancora Capital, Elliott Ross, founder of consultancy MFL Group, and David Pawl, a former executive with General Electric. The other four Board members would include Mr. Ferola, Shouky Shaheen, Curt Carlson and William Gross. Mr. Gross would serve a one-year term while the other prospective Board members would serve 2-3 year terms.

We feel that this is a well-rounded Board with the appropriate backgrounds to move the company forward. We feel this Board represents a diverse array of backgrounds with valuable experience in multiple disciplines, including industry and company-specific knowledge, manufacturing, marketing, legal, accounting, capital markets and finance expertise.

We will recommend to all shareholders that they vote for the director slate as outlined above. We stand prepared to oppose any slate proposed by the Company that does not represent the foregoing.”

Item 5.

Interest in Securities of the Issuer

Item 5 is hereby amended by replacing the previous text with the following:

Set forth below for the Filing Persons, in the aggregate, are the number of Shares which may be deemed to be beneficially owned as of August 12, 2005 and the percentage of the Shares outstanding represented by such ownership (based on 4,389,805 shares outstanding):

Name:

No. of Shares

Percent of Class

Ancora Securities Inc(1)

19,820

0.45%

Richard Barone(2)

0

0.00%

Ancora Mutual Funds(3)

48,900

1.11%

Ancora Managed Accounts(4)

183,000

4.17%

Merlin Partners, L.P. (5)

63,001

1.44%

Total

314,721

7.17%

(1) These Shares are owned by investment clients of Ancora Securities who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. Ancora Securities disclaims beneficial ownership of all such Shares.

(2) Shares owned directly by Mr. Barone as an individual investor and are held at Ancora Securities.

(3) These Shares are owned by the Ancora Mutual Funds. Ancora Advisors  and Mr. Barone do not own shares directly but, due to Ancora Advisors’ Investment Management Agreement with the Ancora Mutual Funds and by virtue of Mr. Barone’s positions as Portfolio Manager of the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund and Ancora Bancshares, all of which are registered under the Investment Company Act of 1940, Ancora Advisors and Mr. Barone may be deemed to beneficially own 48,900 shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of all such Shares.

(4) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors and Mr. Barone do not own shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients and Mr. Barone’s position as Portfolio Manager of Ancora Advisors, each may be deemed to beneficially own 183,000 Shares by reason of their power to dispose of such Shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of such Shares.

(5) These Shares are owned by Merlin Partners, L.P. Ancora Advisors and Mr. Barone do not own shares directly but, due to Ancora Advisors’ being the General Partner of Merlin Partners, L.P. and by virtue of Mr. Barone’s position as Portfolio Manager of Merlin Partners, L.P., Ancora Advisors and Mr. Barone may be deemed to beneficially own 63,001 shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of all such Shares.

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Item 7.

Material to be Filed as Exhibits

Schedule A annexed hereto lists all transactions in the Shares since the filing of the most recent Amendment to Schedule 13(D) by the Reporting Persons.  All of such transactions were effected in the open market.

                                   Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Richard Barone

Date: 08/17/05

by: /s/Richard A. Barone

Richard A. Barone

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Exhibit A

Not Applicable